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  FORM 3                                                    OMB Approval
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                                                    OMB Number:        3235-0104
                                                    Expires:   December 31, 2001
                                                    Estimated average burden
                                                    hours per response.......0.5
                                                    ----------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

     Westbrook Real Estate Partners, L.L.C.(1)
     ----------------------------------------------------------------
     (Last)          (First)          (Middle)

     599 Lexington Avenue, Suite 3800
     ----------------------------------------------------------------
     (Street)

     New York        New York          10022
     ----------------------------------------------------------------
     (City)          (State)           (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

     5/1/99

3. IRS or Social Security Number of Reporting Person
   (Voluntary)

4. Issuer name and Ticker or Trading Symbol

     Burnham Pacific Properties, Inc. -- BPP

5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

                [ ] Director                       [X] 10% Owner(2)
                [ ] Officer (give title below)     [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing
   (Check Applicable Line)

     [ ]  Form Filed by One Reporting Person
     [X]  Form Filed by More than One Reporting Person

--------------------------------------------------------------------------------
              Table I -- Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------
1. Title of Security   2. Amount of    3. Ownership        4. Nature of Indirect
   (Instr. 4)             Securities      Form: Direct        Beneficial
                          Beneficially    (D) or Indirect     Ownership
                          Owned           (I) (Instr. 5)      (Instr. 5)
                          (Instr. 4)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  reporting  person,  see  Instruction
5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 3                                                      SEC 1473 (3-99)

              Table II-- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

----------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative     2. Date Exer-       3. Title and Amount of        4. Conver-   5. Owner-          6. Nature of
   Security                   cisable and         Securities Underlying         sion or      ship Form          Indirect
   (Instr. 4)                 Expiration          Derivative Security           Exercise     of Deriv-          Beneficial
                              Date                (Instr. 4)                    Price of     ative              Ownership
                              (Month/Day/Year)                                  Deri-        Security:          (Instr. 5)
                                                                                vative       Direct (D) or
                                                                                Security     Indirect (I)
                                                                                             (Instr. 5)

----------------------------------------------------------------------------------------------------------------------------
                           Date      Expira-                     Amount or
                           Exer-     tion                        Number of
                           cisable   Date      Title             Shares
----------------------------------------------------------------------------------------------------------------------------
Series 1997-A                                  Common Stock,
Convertible                                    par Value
Preferred Stock                                $0.01 per share
("Preferred Stock")        12/31/98  None      ("Common Stock")  1,138,211      $15.375      D,I(2)(3)           (3)
----------------------------------------------------------------------------------------------------------------------------
Preferred Stock             3/31/99  None      Common Stock      1,138,211      $15.375      D,I(2)(3)           (3)
----------------------------------------------------------------------------------------------------------------------------
Preferred Stock             6/30/99  None      Common Stock      1,138,211      $15.375      D,I(2)(3)           (3)
----------------------------------------------------------------------------------------------------------------------------
Preferred Stock             9/30/99  None      Common Stock      1,138,211      $15.375      D,I(2)(3)           (3)
----------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:  See Attachment A.

** Intentional mistatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


WESTBROOK REAL ESTATE PARTNERS, L.L.C.

By:   /s/ Patrick K. Fox
      --------------------------------
      Name:   Patrick K. Fox
      Title:  Attorney-in-Fact

                                                               May 1, 1999
      --------------------------------                      -----------------
      **Signature of Reporting Person                             Date

Potential persons who are to respond to the collection
of information contained in this form are not required
to respond unless the form displays a currently valid                Page 2 of 3
OMB Number.                                                      SEC 1473 (3-99)

Name and Address of Reporting Person:     Westbrook Real Estate Partners, L.L.C.
                                          599 Lexington Avenue, Suite 3800
                                          New York, New York  10022

Date of Event Requiring Statement:        5/1/99

Issuer Name and Ticker or Trading Symbol: Burnham Pacific Properties, Inc.-- BPP

Attachment A
------------

(1)   Names and addresses of additional joint filers:

      1.  Westbrook Burnham Holdings, L.L.C. ("Holdings")
      2.  Westbrook Burnham Co-Holdings, L.L.C. ("Co-Holdings")
      3.  Westbrook Real Estate Partners Management II, L.L.C. ("WREM II")
      4.  Westbrook Real Estate Fund II, L.P. ("WREF II")
      5.  Westbrook Real Estate Co-Investment Partnership II, L.P. ("WRECIP II")
      6.  Jonathan H. Paul ("Paul")
      7.  William H. Walton III ("Walton")
          Each at:  599 Lexington Avenue, Suite 3800
          New York, New York  10022

      8.  Gregory J. Hartman ("Hartman")
          345 California Street, Suite 3450
          San Francisco, California  94104

Reference is made to the joint filing agreement and power of attorney of the reporting persons and certain affiliates (the "Joint Filing Agreement") attached as Exhibit 7.1 to Schedule 13D filed with the Securities and Exchange Commission in respect of the equity securities of Berkshire Realty Co., Inc. by Westbrook Real Estate Partners, L.L.C. ("WREP") and certain others on March 8, 1999. The Joint Filing Agreement is hereby incorporated herein by reference.

(2) Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), (i) each of WREP, WREM II, WREF II, WRECIP II, Paul, Walton and Hartman disclaims beneficial ownership of all the securities reported on this statement, (ii) Holdings disclaims beneficial ownership of all securities reported on this statement in excess of its record ownership of the Preferred Stock reported hereon, and (iii) Co-Holdings disclaims beneficial ownership of all securities reported on this statement in excess of its record ownership of the Preferred Stock reported hereon.

(3) Holdings is the record owner of 2,495,529 shares of Preferred Stock. Co-Holdings is the record owner of 304,461 shares of Preferred Stock. Pursuant to Rule 13d-3 promulgated under the Act, (a) as the sole managing member of Holdings, WREF II may be deemed to own beneficially the Preferred Stock owned by Holdings, (b) as the sole managing member of Co-Holdings, WRECIP II may be deemed to own beneficially the Preferred Stock owned by Co-Holdings, (c) as the sole general partner of WREF II and WRECIP II, WREM II may be deemed to own beneficially the Preferred Stock owned by WREF II and WRECIP II, (d) as the sole managing member of WREM II, WREP may be deemed to own beneficially the Preferred Stock owned by Holdings and Co-Holdings, and (e) as managing members of WREP, each of Paul, Walton and Hartman may be deemed to own beneficially the Preferred Stock owned by Holdings and Co-Holdings.


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                                                                 SEC 1473 (3-99)